



19008329   ION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response........... 12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5 ✶
PART III

SEC FILE NUMBER
8-66679

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING	01/1/18	AND ENDING	12/31/18
	MM/DD/YY		MM/DD/YY

A. REGISTRANT IDENTIFICATION

	OFFICIAL USE ONLY
	FIRM I.D. NO.

NAME OF BROKER-DEALER: Citigroup Derivatives Markets Inc. (Filed as Confide

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

130 Cheshire Lane, Suite 102

(NO. AND STREET)

Minnetonka	MN	55305
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John McCoy	212-816-4460
	(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP

(Name – *If individual, state last, first. middle name*)

345 Park Avenue	New York	NY	10154
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

X Certified Public Accountant

   Public Accountant

   Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY



I do hereby affirm that to the best of my knowledge and belief, the attached financial statements as of December 31, 2018 and supplementary schedules are true and correct, and that neither Citigroup Derivatives Markets Inc. (the Company) nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer. I do hereby certify that the attached financial statements as of December 31, 2018 and supplementary schedule will promptly be made available to the Company members and allied members whose signatures do not appear below.

_____

Charles Mogilevsky
President

_____
Notary Public
Subscribed and sworn to before me this 25th day of February 2019

DOUGLAS PAUL SIMONS
NOTARY PUBLIC - MINNESOTA
MY COMMISSION EXPIRES 01/31/23

CITIGROUP DERIVATIVES MARKETS INC.

Table of Contents



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Citigroup Derivatives Markets Inc.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Citigroup Derivatives Markets Inc. (the Company) as of December 31, 2018, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.



We have served as the Company's auditor since 2005.

New York, New York
March 1, 2019

KPMG LLP is a Delaware limited liability partnership and the U.S. member
firm of the KPMG network of independent member firms affiliated with
KPMG International Cooperative ("KPMG International"), a Swiss entity.

CITIGROUP DERIVATIVES MARKETS INC.
(A Wholly Owned Subsidiary of Citigroup Financial Products Inc.)
Statement of Financial Condition
Year ended December 31, 2018
(Dollars in thousands)

ASSETS

Cash	$ 253
Financial instruments owned, at fair value:	
Derivative instruments	53,839
Equity securities	674,156
Receivables from brokers and dealers	118,402
Deferred Tax Asset	13,314
Other Assets	56,386
Total assets	916,350

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Financial instruments sold, not yet purchased, at fair value:	
Equity securities	720,268
Trading Liabilities	720,268
Payables to Affiliates	1,215
Payables and Accrued Liabilities	20,738
Total liabilities	742,221
Stockholder's equity:	
Common Stock (par value $.001 per share; 1000 shares authorized, 100 shares issued and outstanding)	-
Additional paid-in capital	158,873
Retained earnings	15,256
Total stockholder's equity	174,129
Total liabilities and stockholder's equity	916,350

See accompanying notes to financial statements.

CITIGROUP DERIVATIVES MARKETS INC.
(A Wholly Owned Subsidiary of Citigroup Financial Products Inc.)
Notes to Statement of Financial Condition
Year ended December 31, 2018
(Dollars in thousands)

(1) Summary of Significant Accounting Policies

(a) Basis of Presentation

Citigroup Derivatives Markets Inc. (the Company), a broker-dealer registered with the Securities and Exchange Commission (SEC), is a direct wholly owned subsidiary of Citigroup Financial Products Inc. (CFPI) and is an indirect wholly owned subsidiary of Citigroup Global Markets Holdings Inc. (CGMHI), which is a wholly owned subsidiary of Citigroup Inc. (Citigroup).

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which require the use of management's best judgment and estimates. Estimates, including the fair value of financial instruments, realizability of deferred tax assets and related valuation allowance, accrual for income taxes, and matters that affect the reported amounts and disclosures of contingencies in the financial statements, may vary from actual results. Current market conditions increase the risk and complexity of judgment in these estimates. CDMI believes that the estimates utilized in the preparation of the financials are prudent and reasonable.

The Company is a member firm of the Chicago Board Options Exchange, C2, Chicago Mercantile Exchange (CME), Gemini, International Securities Exchange, NYSE Arca, Philadelphia Stock Exchange, the Boston Options Exchange, ICE Futures Europe, ICE Futures US, ISE Mercury and the New York Stock Exchange AMEX options. The Company also functions as a specialist and /or market maker on some of the exchanges listed above.

(b) Financial Instruments owned, Financial Instruments sold, not yet purchased

Financial instruments, which primarily consist of listed options contracts, equities and futures contracts, are carried at fair value and are recorded on a trade date basis. Fair value is measured using market quotations available from major securities exchanges and dealers. Changes in the fair value of financial instruments are recognized in earnings. Principal transaction revenues and related expenses are recognized in the statement of operations on a trade-date basis. Interest and dividends on securities are recognized when earned and included as income or expense.

(c) Receivables/Payables from/to Brokers and Dealers

The Company conducts business with one clearing broker, Goldman Sachs Execution and Clearing, L.P. for its trading activities on a fully disclosed basis. The broker performs the clearing and depository operations of the Company's trading activities. Receivables and payables from and to broker and dealer primarily reflect amounts due from and to the broker, if any.

(d) Offsetting of Amounts Related to Certain Contracts

When the requirements of FASB ASC Topic 815-10-45-5, *Derivatives and Hedging, Balance Sheet – Netting*, are met, the Company offsets certain fair value amounts recognized for cash collateral receivables or payables against fair value amounts recognized for net derivative positions executed with the same counterparty under the same master netting arrangement.

(e) Exchange Memberships and Other Exchange Interests

The Company holds ownership interests in various domestic exchanges, which include membership seats, trading rights and shares held to meet certain minimum exchange requirements. These interests owned by the Company are carried at cost or, if an other than temporary impairment has occurred, at

CITIGROUP DERIVATIVES MARKETS INC.
(A Wholly Owned Subsidiary of Citigroup Financial Products Inc.)
Notes to Statement of Financial Condition
Year ended December 31, 2018
(Dollars in thousands)

a value that reflects management's estimate of the impairment, and are included in "Other assets" in the statement of financial condition. Assessments of the potential impairment of carrying value are made annually. No impairment was recorded in the current year for other than temporary impairment.

(f) Use of Estimates
Management must make estimates and assumptions that affect the Financial Statements and the related Notes to the Financial Statements. Such estimates are used in connection with certain fair value measurements. See Note 7 to the Financial Statements for further discussions on estimates used in the determination of fair value. Moreover, estimates are significant in determining the amounts of impairments of intangible assets and income taxes. While management makes its best judgment, actual amounts or results could differ from those estimates.

(g) Income Taxes

The Company is subject to the income tax laws of the U.S. and its states and municipalities, as well as the non-U.S. jurisdictions in which it operates. These tax laws are complex and may be subject to different interpretations by the taxpayer and the relevant governmental taxing authorities. In establishing a provision for income tax expense, the Company must make judgments and interpretations about these tax laws. The Company must also make estimates about when in the future certain items will affect taxable income in the various tax jurisdictions, both domestic and foreign.

Disputes over interpretations of the tax laws may be subject to review and adjudication by the court systems of the various tax jurisdictions, or may be settled with the taxing authority upon examination or audit. The Company treats interest and penalties on income taxes as a component of Provision for income taxes.

Deferred taxes are recorded for the future consequences of events that have been recognized in financial statements or tax returns, based upon enacted tax laws and rates. Deferred tax assets are recognized subject to management's judgment about whether realization is more-likely-than-not. ASC 740, Income Taxes, sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions. This interpretation uses a two-step approach wherein a tax benefit is recognized if a position is more-likely-than-not to be sustained. The amount of the benefit is then measured to be the highest tax benefit that is more than 50% likely to be realized. ASC 740 also sets out disclosure requirements to enhance transparency of an entity's tax reserves.

On December 22, 2017, the SEC issued Staff Accounting Bulletin (SAB) 118, which set forth the accounting for the changes in tax law caused by the enactment of the Tax Cuts and Jobs Act (Tax Reform). SAB 118 provided guidance where the accounting under ASC 740 was incomplete for certain income tax effects of Tax Reform, at the time of the issuance of an entity's financial statements for the period in which Tax Reform was enacted (provisional items).

CITIGROUP DERIVATIVES MARKETS INC.
(A Wholly Owned Subsidiary of Citigroup Financial Products Inc.)
Notes to Statement of Financial Condition
Year ended December 31, 2018
(Dollars in thousands)

The Tax Reform introduced the base erosion anti-abuse tax ("BEAT") effective January 1, 2018. BEAT seeks to impose a base erosion minimum tax in addition to a taxpayer's regular tax liability where the taxpayer is an "applicable taxpayer" and to the extent that the BEAT tax liability exceeds the regular tax liability. BEAT applies to "applicable taxpayers" which are corporations, part of a group with at least $500 million average annual domestic receipts, and which have a "base erosion percentage" of 2% or higher. If these conditions are met, the BEAT liability is computed on a taxpayer level. The relevant group for the purposes of determining the base erosion percentage is the "controlled group," which includes the consolidated U.S. federal income tax group parented by Citigroup ("consolidated group") of which the Company is a member. Thus, like all members of the consolidated group, the Company is not an applicable taxpayer under federal income tax law. The Company's ASC 740 policy for determining whether it is an applicable taxpayer for BEAT purposes is by looking to federal income tax law which makes the determination at the consolidated group level. BEAT did not affect the Company's 2018 tax provision either directly or through the tax sharing agreement with Citigroup.

Also, the Company has made a policy election to account for taxes on GILTI as incurred.

See Note 5 to the Consolidated Financial Statements for a further description of the Company's tax provision and related income tax assets and liabilities.

(2) Capital Requirements

The Company, as a broker-dealer, is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission (Rule 15c3-1). Under the alternative method permitted by this rule, the Company is required to maintain net capital, as defined, equal to the greater of $250 or 2% of aggregate debit items. At December 31, 2018, net capital of $102,812 exceeded the minimum requirement by $102,562. As a listed options specialist and market maker, the Company qualifies for the exemption under SEC Rule 15c3-1(a)(6)(ii) and therefore its clearing brokers assume certain of its net capital requirements.

(3) Stock Award Programs

The Company, through the Capital Accumulation Program (CAP), issues shares of Citigroup common stock in the form of restricted or deferred stock to participating officers and employees. For all stock award programs, during the applicable vesting period, the shares awarded cannot be sold or transferred by the participant, and some or all of the shares awarded are subject to cancellation if the participant's employment is terminated. After the award vests, the shares become freely transferable (subject to the stock ownership commitment of senior executives). From the date of the award, the recipient of a restricted stock award can direct the vote of the shares and receive dividend equivalents. Recipients of deferred stock awards receive dividend equivalents, but cannot vote shares until they have vested.

Stock awards granted each year vest 25% per year over four years. Unearned compensation expense associated with the stock awards represents the market value of Citigroup common stock at the date of grant and is recognized as a charge to income ratably over the full vesting period, except for those awards granted to retirement-eligible employees. The charge to income for awards made to retirement-eligible employees is accelerated based on the dates the retirement rules are met.

CAP and certain other awards provide that participants who meet certain age and years of service conditions may continue to vest in all or a portion of the award without remaining employed by the Company during

CITIGROUP DERIVATIVES MARKETS INC.
(A Wholly Owned Subsidiary of Citigroup Financial Products Inc.)
Notes to Statement of Financial Condition
· Year ended December 31, 2018
(Dollars in thousands)

the entire vesting period, so long as they do not compete with Citigroup during that time. Awards to these retirement-eligible employees are recognized in the year prior to the grant in the same manner as cash incentive compensation is accrued.

(4) Income Taxes

The operation of the Company is subject to income tax laws of the U.S. and its state and municipalities, and the foreign jurisdiction in which it operates. The Company's current U.S. federal, and state and local income taxes are provided based on an income tax sharing agreement with Citigroup, Inc. State and local unitary deferred taxes are provided for based upon the income tax sharing agreement with Citigroup and affiliates. Under the tax sharing agreement with Citigroup, the Company settles its current tax liability with Citigroup throughout the year except for any tax liabilities expected to be payable as a separate taxpayer. The Company is included in the consolidated U.S. federal income tax return and unitary and combined state returns of Citigroup and combined subsidiaries.

Deferred income taxes at December 31, 2018 related to the following:

Deferred tax assets:	
Intangibles	$ 900
Fixed assets	1,267
Deferred compensation	3,237
Allocated deferred state taxes	2,776
Other deferred tax assets	5,134
Total deferred tax assets	13,314
Deferred tax liabilities:	
Other deferred tax liabilities	-
Total deferred tax liabilities	-
Net deferred tax asset	$ 13,314

The Company has no valuation allowance on deferred tax assets at December 31. Although realization is not assured, the Company believes that the realization of the recognized deferred tax asset is more likely than not based on expectations as to future taxable income in the jurisdictions in which it operates and available tax planning strategies, as defined in ASC 740, that could be implemented if necessary to prevent a carryforward from expiring.

CITIGROUP DERIVATIVES MARKETS INC.
(A Wholly Owned Subsidiary of Citigroup Financial Products Inc.)
Notes to Statement of Financial Condition
Year ended December 31, 2018
(Dollars in thousands)

The following are the major tax jurisdictions in which the Company and its affiliates operate and the earliest tax year subject to examination:

Jurisdiction	Tax year
United States	2014
New York State	2012
New York City	2012

(5) Derivatives Activities

In the ordinary course of business, the Company enters into various types of derivative transactions. These derivative transactions include:

- *Futures contracts* which are commitments to buy or sell at a future date a financial instrument, commodity or currency at a contracted price and may be settled in cash or through delivery.

- *Option contracts* which give the purchaser, for a fee, the right, but not the obligation, to buy or sell within a limited time a financial instrument, commodity or currency at a contracted price that may also be settled in cash, based on differentials between specified indices or prices.

The Company enters into these derivative contracts relating to interest rate, foreign currency, commodity, and other market risks for the following reason:

- *Trading Purposes – Own Account* – The Company trades derivatives for its own account, and as an active market maker. Trading limits and price verification controls are key aspects of this activity.

Derivatives may expose the Company to market, credit or liquidity risks in excess of the amounts recorded on the statement of financial condition. Market risk on a derivative product is the exposure created by potential fluctuations in interest rates, foreign-exchange rates and other factors and is a function of the type of product, the volume of transactions, the tenor and terms of the agreement, and the underlying volatility. Liquidity risk is the potential exposure that arises when the size of the derivative position may not be able to be rapidly adjusted in periods of high volatility and financial stress at a reasonable cost.

Information pertaining to the volume of derivative activity is provided in the tables below. The notional amounts, for both long and short derivative positions, of the Company's derivative instruments during the year ended December 31, 2018 are presented in the table below:

(A Wholly Owned Subsidiary of Citigroup Financial Products Inc.)
Notes to Statement of Financial Condition
Year ended December 31, 2018
(Dollars in thousands)

	Trading Derivatives
Interest rate contracts:	
Futures	$ 2,929,000
Written options	-
Purchased options	-
Total interest rate contract notionals	2,929,000
Equity contracts:	
Futures	437,245
Written options	52,509,857
Purchased options	51,879,991
Total equity rate contracts	104,827,093
Total derivative notionals	$ 107,756,093

Derivatives Outstanding at December 31, 2018

	Derivatives classified in financial instruments owned/sold	
	Assets	Liabilities
Derivative instruments:		
Interest rate options	-	-
Equity options	2,468,491	(2,414,652)
Commodity options	-	-
Total derivatives	2,468,491	(2,414,652)
Less netting agreements	(2,414,652)	2,414,652
Net asset/liability	53,839	-

All derivatives are reported on the statement of financial condition at fair value. In addition, where applicable, all such contracts covered by master netting agreements are reported net. Gross positive fair values are netted with gross negative fair values by counterparty pursuant to a valid master netting agreement.

The tables below present the fair value of derivatives on a gross basis. The tables also present the amounts of counterparty netting that have been offset in the statement of financial condition. The Company performs netting by counterparty across asset classes. As a result, some unusual balances can result by asset class due to the effect of the netting across asset classes.

CITIGROUP DERIVATIVES MARKETS INC.

(A Wholly Owned Subsidiary of Citigroup Financial Products Inc.)

Notes to Statement of Financial Condition

Year ended December 31, 2018

(Dollars in thousands)

	Gross Amounts of Recognized Assets	Gross Amounts Offset on the Balance Sheet	Net Amount of Assets Included on the Balance Sheet
Amounts that have been offset in the statement of financial condition			
Interest rate options	-	-	-
Equity options	2,468,491	(2,414,652)	53,839
Commodity options	-	-	-
Exhange traded derivatives	2,468,491	(2,414,652)	53,839

	Gross Amounts of Recognized Liabilities	Gross Amounts Offset on the Balance Sheet	Net Amount of Liabilities Included on the Balance Sheet
Amounts that have been offset in the statement of financial condition			
Interest rate options	-	-	-
Equity options	(2,414,652)	2,414,652	-
Commodity options	-	-	-
Exhange traded derivatives	(2,414,652)	2,414,652	-

(6) Financial Instruments and Related Risks

The Company enters into financial instruments, which primarily consist of listed options contracts, equities and futures contracts as part of its options market-making and trading business and its overall risk management process. Option contracts give the purchaser the right, but not the obligation, to purchase or sell a financial instrument at a predetermined price. In return for this right, the purchaser pays a premium to the seller (or writer) of the option. Option contracts also exist for various indices and are similar to options on a security or other instruments except that, rather than settling by physical delivery of the underlying instrument, they are settled in cash. Options on futures contracts give the purchaser the right, in return for the premium paid, to assume a position in a futures contract. The Company is obligated to post margin for options on futures. The seller (or writer) of the option is subject to the risk of an unfavorable change in the underlying financial instrument. The purchaser is subject to market risk to the extent of the premium paid and credit risk. Options issued by certain regulated intermediaries, such as the Options Clearing Corporation, are the obligations of the issuing intermediary.

CITIGROUP DERIVATIVES MARKETS INC.
(A Wholly Owned Subsidiary of Citigroup Financial Products Inc.)
Notes to Statement of Financial Condition
Year ended December 31, 2018
(Dollars in thousands)

Securities sold, not yet purchased represent obligations to purchase such securities (or underlying securities) at a future date (short sales). Options and short sales may expose the Company to both market risk and credit risk in excess of the amount recorded on the statement of financial condition. If the market value of an instrument sold short increases, the Company's obligation, reflected as a liability, would increase and revenues from principal transactions would be reduced.

As discussed in note 1(b) to the financial statements, the Company records all financial instruments at fair value. Consequently, changes in the amounts recorded in the Company's statement of financial condition resulting from movements in fair value are included in "Principal transactions" in the period in which they occur.

As a market maker of listed options contracts, the majority of the Company's securities transactions are conducted as principal with broker-dealer and institutional counterparties primarily located in the United States. The Company clears its securities transactions through one unaffiliated clearing broker. Accordingly, a substantial portion of the Company's credit exposures are concentrated with its clearing brokers. At December 31, 2018, credit concentrations with the unaffiliated clearing broker consisted of a receivable from brokers and dealers of $118,402. The clearing brokers can rehypothecate certain securities held on behalf of the Company. Additionally, pursuant to the terms of the agreement between the Company and the clearing brokers, the clearing brokers have the right to charge the Company for all losses that result from a counterparty's failure to fulfill its contractual obligations. The Company has the ability to pursue collection from or performance with regard to this right. The Company's policy is to monitor the credit standing of the clearing brokers and all counterparties with which it conducts business.

(7) Fair Value Information

FASB ASC 820, *Fair Value Measurements,* defines fair value, establishes a consistent framework for measuring fair value, requires disclosures about fair value measurements, and specifies a hierarchy of inputs based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's market assumptions. These two types of inputs create the following fair value hierarchy:

- Level 1 Quoted prices for *identical* instruments in active markets.

- Level 2 Quoted prices for *similar* instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.

- Level 3 Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

At December 31, 2018, substantially all of the Company's assets and liabilities were carried at fair value or at amounts which approximate fair value. Assets and liabilities recorded at fair value include cash, financial instruments owned, and financial instruments sold, not yet purchased. The Company primarily uses quoted market prices to determine the fair value of all of its financial instruments owned and financial instruments sold, not yet purchased. The instruments consist of both equity securities and exchange traded options. Assets

CITIGROUP DERIVATIVES MARKETS INC.
(A Wholly Owned Subsidiary of Citigroup Financial Products Inc.)
Notes to Statement of Financial Condition
Year ended December 31, 2018
(Dollars in thousands)

and liabilities recorded at contractual amounts that approximate fair value include deposits received for securities loaned, short-term borrowings with affiliates and subordinated debt. The fair values of such items are not materially sensitive to shifts in market interest rates because of the limited term to maturity of many of these instruments and/or their variable interest rates.

The following table presents for each of the fair-value hierarchy levels the Company's assets and liabilities that are measured at fair value on a recurring basis at December 31, 2018:

	Level 1	Level 2	Level 3	Gross inventory	Netting	Net balance
Financial instruments owned, at fair value:						
Exchange traded options						
Interest rate options	$ -	-	-	-		
Equity options	2,468,491	-	-	2,468,491		
Commodities options	-	-	-	-		
Total gross exchange traded options	2,468,491	-	-	2,468,491		2,468,491
Netting agreements	-	-	-	-	(2,414,652)	(2,414,652)
Total exchange traded options	2,468,491	-	-	2,468,491	(2,414,652)	53,839
Equity securities	674,156	-	-	674,156		674,156
Total	$ 3,142,647	-	-	3,142,647	(2,414,652)	727,995

	Level 1	Level 2	Level 3	Gross inventory	Netting	Net balance
Financial instruments sold, not yet purchased, at fair value:						
Exchange traded options						
Interest rate options	$ -	-	-	-		
Equity options	2,414,652	-	-	2,414,652		
Commodities options	-	-	-	-		
Total gross exchange traded options	2,414,652	-	-	2,414,652		2,414,652
Netting agreements	-	-	-	-	(2,414,652)	(2,414,652)
Total exchange traded options	2,414,652	-	-	2,414,652	(2,414,652)	-
Equity securities	720,268	-	-	720,268		720,268
Total	$ 3,134,920	-	-	3,134,920	(2,414,652)	720,268

CITIGROUP DERIVATIVES MARKETS INC.
(A Wholly Owned Subsidiary of Citigroup Financial Products Inc.)
Notes to Statement of Financial Condition
Year ended December 31, 2018
(Dollars in thousands)

(8) Related-Party Transactions

The Company has entered into various related party transactions with certain affiliates. Amounts charged for operational support represent an allocation of costs. Below is a summary of the Company's transactions with affiliates, which are included in the accompanying Statement of Financial Condition as of December 31, 2018.

Assets:	
Cash	253
Total assets	253
Liabilities:	
Payable to affiliates	1,215
Payables and accrued liabilities	14,147
Total liabilities	15,362

(a) Cash

Cash of $253 at December 31, 2018 is held by Citibank, N.A., an affiliated company.

(b) Receivable/Payables from/to Affiliates

The payables to affiliates balance of $1,215 related to bills paid on the Company's behalf.

(c) Payables and Accrued Liabilities

The payables and accrued liabilities balance of $14,147 related to employee compensation and benefits.

(9) Commitments and Contingencies

(a) Contingencies

In the normal course of its business, the Company is subject to inquiries and audits by various regulatory authorities. As a regulated entity, the Company may be subject to disciplinary actions as a result of current or future examinations which could have a material adverse effect on the Company's financial position, results of operations or liquidity over and above any previously accrued amounts. As of December 31, 2018, the Company has no contingency reserves.

(b) Risks and Uncertainties

The Company generates its revenues by trading its proprietary account, and therefore, revenues are transaction based. As a result, the Company's revenues could fluctuate significantly based on a variety of factors including, but not limited to, the volume of the Company's trading activities, volatility in the securities markets, and technological changes and events and clearing costs.

CITIGROUP DERIVATIVES MARKETS INC.
(A Wholly Owned Subsidiary of Citigroup Financial Products Inc.)
Notes to Statement of Financial Condition
Year ended December 31, 2018
(Dollars in thousands)

(10) Subsequent Events

The Company has evaluated whether events or transactions have occurred after December 31, 2018 that would require recognition or disclosure in these financial statements through March 1, 2019, which is the date these financial statements were issued. No such transactions required recognition in the financial statements for the year ended December 31, 2018.